Exhibit (a)(2)

April 2, 2018

Dear MuleSoft Stockholder:

On behalf of the board of directors of MuleSoft, Inc. (“MuleSoft”), I am pleased to inform you that on March 20, 2018, MuleSoft agreed to be acquired by salesforce.com, inc. (“Salesforce”), pursuant to the terms of an Agreement and Plan of Merger (the “merger agreement”) by and among MuleSoft, Salesforce and Malbec Acquisition Corp., a wholly owned subsidiary of Salesforce (the “Offeror”). The Offeror has today commenced an offer (the “offer”) to exchange each outstanding share of common stock of MuleSoft for:

•	$36.00 in cash; and

•	0.0711 of a share of common stock, $0.001 par value per share, of Salesforce, plus cash in lieu of any fractional shares; in each case, without interest and less any applicable withholding taxes.

The foregoing consideration is referred to as the “transaction consideration.”

After successful completion of the offer, the Offeror will be merged with and into MuleSoft (the “merger”), with MuleSoft surviving the merger, and any shares of MuleSoft common stock not exchanged in the offer will be converted into the right to receive, pursuant to the merger agreement, the transaction consideration.

Unless extended in accordance with the merger agreement, the offer is scheduled to expire at 11:59 p.m., New York City time, on May 1, 2018. As more fully set forth in the merger agreement, the offer is conditioned upon, among other things, MuleSoft stockholders having validly tendered and not validly withdrawn in accordance with the terms of the offer and prior to the expiration of the offer a number of shares of MuleSoft common stock that, upon the consummation of the offer (assuming that shares of MuleSoft Class B common stock validly tendered (and not validly withdrawn), will convert, on a one-to-one basis, into shares of MuleSoft Class A common stock upon the consummation of the offer), together with any shares of MuleSoft common stock then owned by Salesforce and the Offeror, would represent at least a majority of the aggregate voting power of the MuleSoft common stock outstanding immediately after the consummation of the offer.

After careful review, at a meeting held on March 20, 2018, the board of directors of MuleSoft unanimously (i) determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger and the issuance of shares of Salesforce common stock in connection therewith, are fair to, and in the best interests of, MuleSoft and its stockholders; (ii) determined that it is in the best interests of MuleSoft and its stockholders and declared it advisable to enter into the merger agreement; (iii) approved the execution and delivery by MuleSoft of the merger agreement, the performance by MuleSoft of its covenants and agreements contained in the merger agreement and the consummation of the offer, the merger and the other transactions contemplated by the merger agreement upon the terms and subject to the conditions contained in the merger agreement; (iv) approved the execution and delivery of certain Tender and Support Agreements (the “support agreements”) by certain MuleSoft stockholders and the performance of such stockholders’ obligations under the support agreements; and (v) resolved to recommend that the MuleSoft stockholders accept the offer and tender their shares of MuleSoft common stock to the Offeror pursuant to the offer.

Accordingly, and for the other reasons described in more detail in the enclosed copy of MuleSoft’s solicitation/recommendation statement, the board of directors of MuleSoft unanimously recommends that MuleSoft stockholders accept the offer and tender their shares of MuleSoft common stock to the Offeror pursuant to the offer.

The solicitation/recommendation statement contains additional information relating to the offer and the merger, including a description of the reasons for the board of directors of MuleSoft’s recommendations described above. Also enclosed are Salesforce’s and the Offeror’s Prospectus/Offer to Exchange, dated April 2, 2018, a letter of transmittal for use in tendering your shares of MuleSoft common stock in the offer (if applicable) and other related documents. These documents set forth the terms and conditions of the offer. We urge you to read the enclosed information and consider it carefully before tendering your shares of MuleSoft common stock in the offer.

On behalf of the board of directors of MuleSoft, we thank you for your support.

Sincerely,

Greg Schott, Chief Executive Officer